UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2015

COMMISSION FILE NO. 000-29338

CARDIOME PHARMA CORP.

(formerly NORTRAN PHARMACEUTICALS INC.)

____________________________________________

(Translation of Registrant’s name into English)

1441 Creekside Drive, 6th floor

Vancouver, British Columbia, V6J 4S7, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes ☐	No ☒

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-193645) and Form S-8 (File No. 333-199091 and File No. 333-199092).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.

Date: September 30, 2015	/s/ JENNIFER ARCHIBALD
Jennifer Archibald
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release Dated September 30, 2015 - Cardiome and Mitsubishi Tanabe Pharma Europe Enter Into an AGGRASTAT and EXEMBOL Co-Promotion Agreement in the UK